Exhibit 99.6
30 October, 2006
The SCOR group obtains a licence in China
The SCOR group is pleased to have received the approval of the China Insurance Regulatory Commission (CIRC) for a reinsurance licence in China that will enable it to open a branch in Beijing with a view to conducting property & casualty reinsurance transactions.
The SCOR group opened a representative office in China in 2000 and submitted a request for a licence to the CIRC in March 2004. This licence will enable the Group to develop its activities in China in property & casualty reinsurance. SCOR believes that property & casualty reinsurance in China is going to see a major, recurring increase in demand, carried by expanding economic development and the rapid growth of insurable assets.
This licence in China will enable the Group to speed up its development in the Asia-Pacific region, which is a priority region for SCOR. SCOR has operating entities in Japan, Korea, Hong Kong, Thailand, Malaysia, Singapore and Australia. Premium income for property & casualty reinsurance in the region should reach EUR 160 million in 2006. Premium income for Life reinsurance in the region should reach EUR 55 million in 2006.
2006 communications timetable

2006 Third Quarter Results	8 November 2006
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.